R. Patrick Lamb

Executive Profile

Experienced executive with a proven track record for taking leadership positions in both high growth businesses and troubled companies. Balanced approach to growing a business with a combined focus on both production and risk management to drive profitability. Ability to lead diverse teams with broad background and experience, and to motivate associates to maximize performance at all levels.

Strong banking, financial services, and mortgage industry relationships and proven track record of performance. Longstanding reputation for honesty, follow through, relationship building, and execution.

Professional Experience

Drivn Rentals   2024- Present
Scottsdale, AZ
Founder and Chief Executive Officer
Created a start-up venture acquiring a fleet of electric vehicles for private car rentals through a combination of private rentals to rideshare drivers and through the Turo private rental market.

On Q Financial, LLC.   2023 - 2024
Scottsdale, AZ
Chief Executive Officer
Responsible for leading the development and execution of strategic plan for a leading distributed retail focused independent mortgage banking company.

Valemount Management, LLC   2021- 2023
Scottsdale, AZ
Chief Executive Officer
Investor and consultant in various mortgage lending enterprises, including scratch & dent trading, hard money lending, and traditional distributed retail mortgage lending.

Cardinal Financial Company, L.P.   2019 - 2021
Scottsdale, AZ
Divisional Executive Vice President – Retail
One of three executives responsible for managing the $13 billion retail production business of a Top 25 national lender.
- Assumed direct responsibility for a group of 15 lower performing individual and multi-branch teams across the Western U.S.; responsible for 100% volume increase for group and 230% increase in corporate contribution.

- Recruited additional teams in Florida, Virginia, North Carolina, South Carolina, Michigan, Illinois, California, Nevada, Texas, and Oregon.
- Participated in all operational/administrative aspects of building out infrastructure to support growing retail origination business, including capital markets, human resources, compliance, legal, credit policy, and marketing.

HOMEOWNERS FINANCIAL GROUP USA, LLC   2011-2019
SCOTTSDALE, AZ

President
Responsible for leading the development and execution of a strategic plan to build a national retail mortgage lending business.
- Grew annual production from $200 million to $1.5 billion through organic recruiting and supporting existing loan officer business growth.
- Maintained production focus on purchase business (85% in 2018 and 2019) and new construction (22%).
- Grew company net worth from $1.5 million to $15 million.
- Diversified production base from 2 Arizona offices to 35 offices across 15 states.
- Managed agency approval process, upgraded investor/warehouse lender relationships, and developed strategy for implementing technology solutions to facilitate efficiencies, growth opportunities, and risk mitigation.
- Negotiated and implemented builder joint venture relationship.
- Restructured and took oversight responsibility for administrative functions, including marketing, human resources, risk management, capital markets, information technology, finance, and accounting.
- Achieved national recognition through Forbes Best Workplace, Inc. 2000, Top 50 Mortgage Executives, and Phoenix Business Journal Most Admired Leader awards.

VALEMOUNT MANAGEMENT, LLC   2008-2011
SCOTTSDALE, AZ

Chief Executive Officer
Started a financial services focused business consulting distressed borrowers on negotiation strategy for bank loan workout situations.

FIRST NATIONAL BANK HOLDING COMPANY   1999-2007
FIRST NATIONAL BANK OF ARIZONA
FIRST NATIONAL BANK OF NEVADA
FIRST HERITAGE BANK, N.A.
SCOTTSDALE, AZ

President – Mortgage Division – 2004 – 2007
Filled a leadership void for the company after executive defection and rebuilt the largest division in the organization to avoid significant layoffs and closure of the mortgage business in 2004.
- Restructured retail, wholesale, correspondent, and warehouse lending operations in the face of significant disruption caused by damaged relationships with secondary market partners and mortgage insurance partners.

- Established industry leading practices in the areas of repurchase management, fraud prevention, scratch and dent trading, and broker management.
- Instilled credit and performance culture into loan origination process through collaboration among credit, secondary marketing, operations, product development and risk analytics teams.
- Created scalability and efficiency in the business through implementation of new technology systems and development of outsourcing arrangements.
- Grew production prudently from $4.7 billion in 2003 to $7.25 billion in 2006.
- Spearheaded all necessary downsizing activities during market events throughout 2007.

General Counsel and Chief Administrative Officer – 2002-2004
Assumed responsibilities to build the infrastructure of a rapidly growing bank during a period of geographic expansion and line of business diversification.
- Managed all support and administrative functions for regional commercial bank, including human resources, legal, risk management, finance, accounting, internal audit, operations, and technology.
- Championed 2003 acquisition of Humboldt Merchant Services, a $1 billion merchant acquiring company with 80 employees based in Eureka, CA, and oversaw the growth of the business to over $2 billion processing volume and $13 million pre-tax income in 2007.
- Participated regularly in regulatory activities and discussions with Office of the Comptroller of the Currency and the Federal Reserve.

General Counsel – 1999-2002
Provided necessary legal and structural foundation for a start up enterprise and took on responsibilities to lead acquisition initiatives and closure activities for problem businesses.
- Managed all legal and regulatory activities for expansion in growing organization.
- Assumed responsibility for $100 million auto leasing business, and managed the orderly wind down of the business, including oversight of a car dealership to manage the liquidation of lease return vehicles.
- Managed due diligence and acquisition process for First Caliber Mortgage (1999), Rocky Mountain Bank (2001), and Nevada branches of First Republic Bank (2003).

WEIL, GOTSHAL & MANGES LLP   1997 - 1999
NEW YORK, NY
Corporate Attorney

EDUCATION
BS (Entrepreneurship) – University of Arizona – Tucson, AZ
JD/MBA – Georgetown University – Washington, DC
Pacific Coast Banking School – Seattle, WA